VERITAS CAPITAL SECURITIES, L.L.C.

(SEC I.D. No. 8-71002)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71002

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Veritas Capital Securities, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9W 57th Street, 31st Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brendan Dillon	212-415-6700	bdillon@veritascapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

4 Times Square, 141 West 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Brendan Dillon _____, or affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Veritas Capital Securities, L.L.C. _____, as of December 31 _____, 2024, is true and correct. I further or affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAMES JOSEPH GERAGHTY
Notary Public - State of New York
No. 01GE6443590
Qualified in New York County
My Commission Expires 11/07/2026

Signature: _____

Title: CEO _____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Veritas Capital Securities, L.L.C.
Index
December 31, 2024

Page(s)





RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Partner of Veritas Capital Securities, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Veritas Capital Securities, L.L.C. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2023.

New York, New York
March 31, 2025

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

Veritas Capital Securities, L.L.C.
Statement of Financial Condition
As of December 31, 2024

Assets

Cash and Cash Equivalents	$	4,589,936
Prepaid Expenses and Other Assets		123,456
Total Assets		4,713,392

Liabilities and Member's Capital

Accounts Payable and Accrued Expenses		182,973
Due to Affiliate		2,282,276
Total Liabilities		2,465,249
Member's Capital		2,248,143
Total Liabilities and Member's Capital	$	4,713,392

The accompanying notes are an integral part of the financial statement.

1. **Organization**

   Veritas Capital Securities, L.L.C. ("Veritas Securities" or the "Company") is a limited liability company established in the state of Delaware on September 20, 2022. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an affiliate of Veritas Capital Fund Management, L.L.C. ("Veritas Capital"), a registered investment advisor with the SEC. Veritas Capital Markets, L.L.C. ("Veritas Capital Markets") is the sole member of Veritas Securities. Veritas Securities is registered to engage as an underwriter or selling group participant (corporate securities other than mutual funds), and to provide investment advisory services on matters including mergers and acquisitions and the private placement of securities ("Regulated Activities").

   The Company's Regulated Activities are exempt as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 as the Company's Regulated Activities are limited to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, the Company does not carry accounts of or for customers; and the Company does not carry Proprietary Accounts of Broker-Dealers ("PAB Accounts") (as defined in Rule 15c3-3).

1. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The Company's Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   The following is a summary of the significant accounting policies of the Company.

   Use of Estimates

   The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ for such estimates, and such differences could be material to the Statement of Financial Condition.

   Cash and Cash Equivalents

   Cash and cash equivalents consists of cash and cash equivalents held by JPMorgan Chase & Co. Veritas Securities maintains cash balances in accounts that at times may exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. Veritas has not

experienced any losses in such accounts and does not believe it is exposed to a significant risk of loss.

Amounts Due from Customers and Current Expected Credit Losses

The Company accounts for amounts due from customers net of an allowance for credit losses based on the Company's assessment of the collectability of customer accounts.

As of December 31, 2024, there were no amounts due from customers.

The Company estimates expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at amortized cost, the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. As of December 31, 2024, the Company did not record an allowance for credit losses.

Prepaid Expenses and Other Assets

Prepaid expenses consist of payments made in advance of expense recognition as expenses are recognized when they are incurred. Other Assets consist of amounts held on deposit with FINRA for registration, licensing fees and accrued interest income.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets include cash, prepaid expenses and other assets and liabilities. The carrying value of financial assets and liabilities has been determined to approximate fair value since they are short term in nature.

Income Taxes

No provision for income taxes has been made in the accompanying Statement of Financial Condition. The Company is a single member LLC and a disregarded entity for U.S. tax purposes. Veritas Capital Holdings, L.P. ("Veritas Capital Holdings"), as Veritas Capital Markets sole member, is responsible for reporting the Company's income or losses to the extent required by federal, state, and local income tax laws and regulations, resulting from its indirect ownership interest in the Company through Veritas Capital Markets. Certain state and local tax authorities levy taxes on Veritas Capital Holdings based on its income. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the Statement of Financial Condition. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain tax positions through December 31, 2024. The current and prior tax years generally remain subject to examination by U.S. federal and most state tax authorities.

2. Contingencies and Indemnifications

Veritas Securities establishes an accrued liability for contingencies only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be exposure to loss in excess of amounts accrued. No loss contingency is recorded for matters where such losses are either not probable or reasonably estimable (or both) at the time of determination. As of December 31, 2024, there are no loss contingencies recorded in the accompanying Statement of Financial Condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

3. Related-Party Transactions

Expense Sharing Agreement

On October 1, 2022, Veritas Securities and Veritas Capital entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Veritas Capital for a proportional share of salaries and related expenses of personnel employed by Veritas Capital performing services on behalf of Veritas Securities, as well as a proportional share of certain other costs and expenses paid on behalf of Veritas Securities, including office space, use of furniture and equipment in the office, professional fees and other general, administrative and overhead expenses. The parties to the Expense Sharing Agreement agree that Veritas Securities has no obligation to any third party for the services that Veritas Capital provides. Veritas Capital is solely responsible for any amounts owed relating to costs incurred by it in providing services on behalf of Veritas Securities.

Due to Affiliate

As of December 31, 2024, Veritas Securities owes an additional $712,323 to Veritas Capital which consists of (i) $412,323 for expenses paid by Veritas Capital on behalf of Veritas Securities and (ii) $300,000 of advisory fees collected by Veritas Securities on behalf of Veritas Capital. The amounts payable to Veritas Capital are included in Due to Affiliate on the Statement of Financial Condition.

During the year ended December 31, 2024, Veritas Securities collected $300,000 of advisory fees from a third-party client of Veritas Capital. The payment related to performance obligations performed by Veritas Capital pursuant to a contract between Veritas Capital and the third-party client. The Company serves as a payment agent of Veritas Capital and performed no services related to the contract. As a result, the Company owes the full amount of $300,000 to Veritas Capital as of December 31, 2024, which is included in Due to Affiliate on the Statement of Financial Condition.

Transaction Fees

As part of its performance obligation to facilitate a transaction, the Company collects transaction proceeds and facilitates payments. As it relates to cash collected on behalf of Veritas Capital, the Company acts as an agent in facilitating payments, and thus records such amounts collected and remitted to Veritas Capital through the Due to Affiliate account. During the year ended December 31, 2024, Veritas Securities collected $128,250,000 of transaction proceeds from an affiliate of Veritas Capital. Of the $128,250,000, Veritas Securities retained $1,282,500 of transaction fees and remitted $126,967,500 to Veritas Capital for Veritas Capital's management fees.

4. Segment Information

Veritas Securities operates a single segment advisory business that offers customers investment advisory services on matters including merger and acquisition and private placement of securities. Veritas Securities' CODM is its Chief Executive Officer, who uses the information provided in the Statement of Operations and the Statement of Financial Condition to evaluate the business and manage the Company. Net income is used predominately in the forecasting process. Additionally, the CODM uses excess net capital, see Note 7, which is not a measure of profit and loss, to make operational decisions such as whether to make investments or return capital to shareholders. The segment's accounting policies are disclosed in Note 2. Total assets presented in the Company's Statement of Financial Condition represents total assets of the Company's single reportable segment.

5. Net Capital Requirements

As a registered broker-dealer, Veritas Securities is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the

maintenance of minimum net capital equal to $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, Veritas Securities had net capital of $2,057,350, which was $1,894,008 above its required net capital and its ratio of aggregated indebtedness to net capital was 1 to 1.

6. **Subsequent Events**

The Company evaluated subsequent events or transactions through the date the Statement of Financial Condition was issued. There were no subsequent events that require adjustment to or disclosure in the Statement of Financial Condition.